[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
February 24, 2020

Anu Dubay Ken Ellington Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

RE:	The Cushing® MLP & Infrastructure Total Return Fund Registration Statement on N-14 (File No. 333-236206)
Dear Ms. Dubay and Mr. Ellington:
Thank you for your telephonic comments regarding the Registration Statement on Form N-14 (the “Registration Statement”) filed on January 31, 2020 by The Cushing® MLP & Infrastructure Total Return Fund (the “Registrant”). We have considered your comments and, on behalf of the Registrant, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement
Questions & Answers

Comment 1:
Under “Why is a shareholder meeting being held?”, in the last paragraph of the answer, revise disclosure to make it clearer that the Merger must be approved by shareholders of both funds in order for the Merger to occur.

Response:	The Registrant has revised the disclosure as requested.

Comment 2:
Under “How do the investment management fee rates of the Funds compare?”, is there any ability of the Investment Adviser to recoup waived fees from either the Target Fund or the Acquiring Fund? If so, describe the terms of such recoupment, including whether the Investment Adviser’s ability to recoup previously waived fees will survive the closing of the Merger. If there is no ability to recoup waived fees, state that in the Registration Statement.

Response:	Amounts waived by the Investment Adviser are not subject to recoupment from either the Target Fund or the Acquiring Fund.

Comment 3:
Under “How do the investment management fee rates of the Funds compare?”, the last paragraph discloses the investment management fee of the Combined Fund as a percentage of net assets attributable to common shares. Please provide this information for the Target Fund and Acquiring Fund as well.

Response	The Registrant has added the requested disclosure.
Joint Proxy Statement/Prospectus

Comment 4:
Under “Summary—Comparison of the Funds,” the investment objective of the Acquiring Fund is to obtain a high after-tax total return from a combination of capital appreciation and current income, whereas the investment objective of the Target Fund is to seek a high total return with an emphasis on current income. Are there differences in the Fund’s strategies and corresponding risks that reflect the Acquiring Fund’s focus on after-tax total returns?

Response:
The reference to “high after-tax” total return in the Acquiring Fund’s investment objective was not intended to connote a particular investment strategy beyond that which is disclosed in the prospectus and statement of additional information, but was intended to convey that in seeking total return, the Acquiring Fund took into account the tax consequences of its status as a C corporation and seeks a high total return after giving effect to the fund’s income tax expenses. Subsequently, the Acquiring Fund converted to a regulated investment company for tax purposes and is no longer subject to income tax expenses at the fund level. However, the Acquiring Fund may invest up to 25% of its Managed Assets in MLPs, which may be a tax advantaged investment. The Registrant has added disclosure to clarify that the Acquiring Fund generally intends to invest in MLPs up to the Acquiring Fund’s investment limitation of 25% of its Managed Assets. In addition, the Registrant has added disclosure to highlight the tax-advantaged nature of such MLP investments.

Comment 5:	Under “Summary—Comparison of the Funds—Comparison of Portfolios,” add a parenthetical or footnote explanation regarding “YieldCos.”

Response:	The Registrant has added the requested disclosure.

Comment 6
Under “Summary—Comparison of the Funds—Comparison of Risks,” given that the Acquiring Fund has approximately double the MLP exposure relative to the Target Fund, add to the risk comparison disclosure any different risks that this creates for the Acquiring Fund that are present to a lesser extent for the Target Fund.

Response:	The Registrant has added the requested disclosure.

Comment 7:	Under “Summary—Comparison of the Funds—Comparison of Risks,” disclose that the Acquiring Fund is subject to greater risks associated with its use of a higher percentage of leverage.

Response:	The Registrant has added the requested disclosure.

Comment 8:	Under “Summary—Comparison of the Funds—Comparison of Pro Forma Historical Expenses,” revise the fee table to conform to the presentation set forth in Item 3.1 of Form N-2. Specifically:

(a)	Switch the placement of the Fee Waiver and Interest Expense line items.

(b)	Remove the line item “Annual Fund Operating Expenses (Excluding Interest Expense”) and move a discussion of this comparison to narrative disclosure.

Response:	The Registrant has revised the fee table as requested.

Comment 9:
Under “Summary—Comparison of the Funds—Comparison of Pro Forma Historical Expenses,” if the Investment Adviser can recoup waived fees from either the Target Fund or the Acquiring Fund disclose that in footnote 4.

Response	As noted in response 2 above, amounts waived by the Investment Adviser are not subject to recoupment from either the Target Fund or the Acquiring Fund.

Comment 10:	Under “Summary—Comparison of the Funds—Comparison of Risks Comparison of Pro Forma Historical Expenses,” move the Example to immediately follow the fee table.

Response:	The Registrant has revised disclosure as requested.

Comment 11:
Under “Investment Objectives and Policies— Summary of Significant Differences in the Funds’ Investment Objectives and Policies—Concentration,” revise disclosure to distinguish between the fund concentrating in an industry and emphasizing or focusing investments in a particular industry or sector.

Response:	The Registrant has reviewed and revised disclosure throughout the Registration Statement accordingly.

Comment 12:
Under “Additional Information about the Funds and the Merger—Board Considerations and Recommendation—Portfolio Repositioning,” disclose when portfolio repositioning is expected to occur: before the closing, in which case such expenses would be incurred by Target Fund shareholders, or after the closing of the Merger, in which case such expenses would be incurred by all shareholders.

Response:	The Trust has revised the disclosure as requested.

Comment 13:	Under “Additional Information about the Funds and the Merger—Management of the Funds—Investment Adviser,” disclose supplementally how derivatives are valued for purposes of calculating Managed Assets.

Response:	Derivatives are valued for this purpose based on their market value and not their notional value.

Comment 14:
Under “Additional Information about the Funds and the Merger—Distributions,” it states that, historically, each Fund invested primarily in MLPs, resulting in a significant portion of the Fund’s distributions being characterized as return of capital, but that each Fund now limits its investments in MLPs to no more than 25% of the Fund’s Managed Assets, which has resulted in a lesser percentage of the Fund’s future distributions derived from its investments being treated as a return of capital for U.S. federal income tax purposes and a greater percentage of the Fund’s future distributions derived from its investments being treated as ordinary income. However, it also states that “[f]or the fiscal year ended November 30, 2019, the Target Fund’s distributions were comprised of approximately 0% ordinary income and 100% return of capital.” Please explain this seeming contradiction.

Response:
For the fiscal year, the Target Fund’s distributions exceeded its income, which after taking into account certain tax attributes of the Target Fund, resulted in distributions that were characterized as 100% return of capital. The Target Fund continues to believe that in the long-term, the Target Fund is more likely to pay distributions that will be characterized as ordinary income than would have been the case if the Target Fund had remained a C corporation and invested more extensively in MLPs. The Registrant has revised the applicable disclosure to clarify this.

Part C

Comment 15:	Please confirm that the legality opinion, when filed, will comply with Staff Legal Bulletin 19.

Response:	The Registrant hereby confirms that the legality opinion, which will be filed with Pre-Effective Amendment No. 1, will comply with Staff Legal Bulletin 19.
General

Comment 16:
We note that one form of proxy card containing the proposals for both Funds was filed. Please describe supplementally whether controls are in place to assure that votes are being counted separately. Also describe supplementally what steps are being taken to assure that shareholders vote for the correct proposal.

Response	Each Fund will have a separate proxy card, the form of each fund’s proxy card will be filed as an exhibit to Pre-Effective Amendment No. 1.
Accounting Comments

Comment 17:
Please provide an accounting analysis as to whether the proposed Merger is accounted for as a business combination or an asset acquisition. Cite applicable US GAAP in the response. Additionally, describe if there will be any day one gain or loss and how transaction costs are allocated in the transaction in relation to the purchase price.

Response:
The Merger will be accounted for under the asset acquisition method of accounting by the Acquiring Fund in accordance with ASC 805-50, Business Combinations—Related Issues. Management of the Funds has concluded that based on the amended definition of a “business” in ASC 805-50, the Merger does not fall within the definition of a “business combination” because the Acquiring Fund is not acquiring any substantive processes in its acquisition of the Target Fund’s assets and liabilities and therefore will be accounted for as an asset acquisition. There is no anticipated day one gain or loss. Transaction costs will be capitalized as a component of the costs of the assets acquired allocated on relative fair value basis. The Registrant has added disclosure to the Registration Statement regarding the accounting treatment of the Merger.

Comment 18	Consider including the name (or symbol) of the Combined Fund in the Pro Forma Combined Fund column in the fee table and the capitalization table.

Response	The Registrant has revised the fee table and capitalization table as requested.

Comment 19	In the fee table, please remove the line item for Annual Fund Operating Expense (Excluding Interest Expense).

Response	Per Response # 8 above, the Registrant has revised the fee table as requested.

Comment 20	In the fee table, move the Fee Waiver line item below the Total Annual Fund Operating Expenses line item, and add a line item for Total Annual Fund Operating Expenses (After Fee Waiver).

Response	Per Response # 8 above, the Registrant has revised the fee table as requested.

Comment 21
We note that the fee waivers for the Target Fund and the Acquiring Fund will remain in effect through February 1, 2021, whereas the Combined Fund’s fee waiver will continue for a period of one year from the date of the Proxy Statement/Prospectus. Either remove the fee waivers for the Target Fund and the Acquiring Fund from the fee table and expense example, or extend such waivers for at least one year from the date of the Proxy Statement/Prospectus.

Response	The Registrant has removed the Target Fund and Acquiring Fund fee waivers from the fee table and expense example.

Comment 22	Revise the expense example to show the effect of the Combined Fund fee waiver only in the first year.

Response	The Registrant has revised the expense example as requested.

* * * * * *
Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
Kevin T. Hardy

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